November 4, 2024

Steven Lisi
Chief Executive Officer
Beyond Air, Inc.
900 Stewart Avenue, Suite 301
Garden City, NY 11530

        Re: Beyond Air, Inc.
            Registration Statement on Form S-3
            Filed October 25, 2024
            File No. 333-282834
Dear Steven Lisi:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed October 25, 2024
General

1. Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, and that you are registering common shares held by your Chief Executive Officer, a director, and a controlling shareholder, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities
       Act Rules Compliance and Disclosure Interpretations Question 612.09. November 4, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Avital Perlman, Esq.